Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

Resident Hong Kong Partners

Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 14, 2022

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on October 25, 2021

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 25, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

September 14, 2022

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Amendment No.2 to Draft Registration Statement on Form F-1 submitted October 25, 2021

Cover Page

1.

We note your disclosure in the prospectus summary on pages 9 and 10 relating to the transfer of funds throughout your organization. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Revised Draft Registration Statement.

Key Operating Metrics, page 27

2.

We note your revised disclosures in response to prior comment 3. Please revise to more clearly explain the fluctuations in your net revenue retention rate of premium customers from period-to-period. In this regard, we note that the rate decreased between 2019 and 2020, but then increased on a pro forma basis between 2020 and June 30, 2021. Please more thoroughly explain the reason(s) for these fluctuations.

In response to the Staff’s comment, the Company has revised the disclosures on pages 29, 30, 115 and 116 of the Revised Draft Registration Statement.

General

3.	With respect to your response to prior comment 31 of our August 16, 2021 letter, we have the following comments:

•

Your response indicates that the status of the Company under the Investment Company Act of 1940 (the “1940 Act”) depends in part on the Company’s ability to rely on the exemption provided by Rule 3a-8 under the 1940 Act. In SEC Release No. IC-26077, the release adopting Rule 3a-8, the Commission emphasized that reliance on this exemption necessitates continuous adherence to its requirements and that the key investment percentage limits are “applicable at all times that an R&D company seeks to rely on the rule.” Please revise to include comprehensive investment company status risk disclosure that describes the Company’s legal position, addresses the investment and other constraints associated with continuous adherence to Rule 3a-8, and informs investors of the consequences of being deemed an investment company. Please also provide us with an analysis of the Company’s status under the 1940 Act if it were to cease being an R&D company able to rely on Rule 3a-8.

The Company respectfully advises the Staff that if it were to cease being an R&D company, and the exemption under Rule 3a-8 were no longer available to it, certain bank issued financial products included in “Short-term investments” on the Company’s balance sheet could call into question whether the Company would be able to pass the assets test under Rule 3a-1. Nonetheless, since most of the Company’s “short-term investments” are held in highly liquid capital preservation investments, in the event that Rule 3a-8 were to become unavailable to it, the Company should be able to liquidate such investments for cash easily to pass the assets and income tests under Rule 3a-1, to the extent another exemption was not available to the Company.

September 14, 2022

In response to the Staff’s comment, the Company has revised the risk disclosures on pages 88 and 89 of the Revised Draft Registration Statement.

•

We understand that your analysis of the 1940 Act status of Yunxuetang Information Technology (Jiangsu) Co., Ltd. and Fenge Enterprise Management Consulting (Shangai) Co., Ltd. (the “WFOEs”) depends upon your determination that, for purposes of the 1940 Act, certain variable interest entities (Jiangsu Yunxuetang Network Technology Co., Ltd., Shanghai China Europe International Culture Communication Co., Ltd. and Shanghai Fenghe Culture Communication Co., Ltd.) (the “VIEs”) are controlled by the WFOEs through contractual arrangements between the WFOEs, the VIEs, and certain principals. Please provide us with a description of the circumstances under which such contracts may be extinguished, invalidated, cancelled or otherwise limited by the parties thereto or by any government or government agency (including the People’s Republic of China) and discuss the impact of any such actions on the Company’s 1940 Act status.

The Company acknowledges the Staff’s comment. The Company respectfully submits that the contractual arrangements with respect to the VIEs are generally not terminable without the approval of the relevant WFOE, except in limited circumstances, such as, in the case of the exclusive technical and consulting service agreements, when the relevant VIE is wound up. Specifically:

•

The exclusive technical and consulting service agreements (a) shall be terminated when the relevant VIE is wound up, unless it is extended in line with relevant articles thereof, or (b) may be terminated by mutual consultation. Without the written consent from the WFOEs, the VIEs shall not terminate the agreements at their own discretion during the effective period of the agreements. Unless the WFOEs furnish a prior written notice on the termination of the agreements to the VIEs, the agreements shall keep in effect until the VIEs are dissolved in accordance with the laws of the People’s Republic of China.

•

The exclusive stock option agreements (a) shall terminate upon the completion of the acquisition by the WFOEs of the relevant equity in the VIEs held by the nominee shareholders to the extent permitted by the laws issued by the PRC, or (b) may be terminated by the WFOEs at any time for convenience for any reason upon ten (10) business days’ prior written notice to each of the nominee shareholders and the VIEs.

•	The powers of attorney may be terminated by the WFOEs at any time for convenience for any reason upon ten (10) business days’ prior written notice to each of the nominee shareholders and the VIEs.

•

For the equity interest pledge agreements, each of the equity pledge agreement shall remain binding until the respective pledger, as the case may be, discharges all his or her obligations under the above-mentioned agreements.

September 14, 2022

Furthermore, as disclosed on pages 75 and 76 of the Revised Draft Registration Statement, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If the PRC government finds that the agreements that establish the structure for operating the Company’s value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, it may require the Company to restructure its ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE.

In the unlikely event that the contracts described above were terminated, such that the Company’s arrangements (through the WFOEs) with the VIEs could be considered securities under the test set forth in SEC V. W.J. Howey Co., 328 U.S. 293 (1946), and the VIEs were no longer primarily controlled by the Company (through the WFOEs), then the Company’s ability to satisfy the Rule 3a-8 requirements could be called into question. In that situation, the Company could rely on the temporary exemption under Rule 3a-2 while it restructures so as not to be deemed to be an investment company. If the Company were unable to restructure, or to rely on other exemptions, and it was deemed an investment company, in order to comply with the 1940 Act, the Company might be required pursuant to Section 7(d) of the 1940 Act not to make further offerings of securities in the United States.

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September 14, 2022

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer
YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner
Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner
PricewaterhouseCoopers Zhong Tian LLP

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